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                        [Island Pacific, Inc. Letterhead]

                                                                January 20, 2005

VIA EDGAR
---------

Barbara Jacobs, Esq.
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
450 Washington Street, N.W.
Washington, D.C. 20549

Re:      Island Pacific, Inc. (the "Registrant")
         Application for Withdrawal of Registration Statement on Form S-3 File No. 333-118927 filed on September 13, 2004

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, and per your request in the comment letter to the Registrant dated December 30, 2004, the Registrant hereby respectfully requests that its registration statement on Form S-3, Commission File No. 333-118927 (the "Registration Statement"), be immediately withdrawn and that an order of the Commission granting such withdrawal be granted.

The Registration Statement was combined with the registration statement on Form S-3 filed on August 25, 2004, Commission File No. 333-118531, pursuant to Amendment No. 1 to such registration statement filed on December 2, 2004. The Registration Statement has never become effective, and no securities were sold in connection with the offering under the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please feel free to contact Harry J. Proctor (619-238-4811) or Celeste Scarlata of Solomon Ward Seidenwurm & Smith, LLP, 401 B Street, Suite 1200, San Diego, California 92101, the Registrant's outside counsel.

Sincerely,

Island Pacific, Inc.

/s/ Corinne Bertrand

Corinne Bertrand
Chief Financial Officer